Exhibit 99.5

Press Release

United Kingdom: Total Sells the Lindsey Refinery

Paris, July 27, 2020 – Total has signed an agreement to sell the Lindsey refinery and its associated logistic assets, as well as all of the related rights and obligations, to the Prax Group.

Located in Immingham (Lincolnshire) in England, the Lindsey refinery has an annual production capacity of 5.4 million tons. This acquisition will make Prax – an independent British group specialising in the trade and sale of oil products and in possession of a growing network of 150 service stations and numerous supply chain assets – more integrated and competitive in the United Kingdom and will secure its local supply.

“This transaction is in line with our forward-looking strategy for Total’s European refining base, which involves focusing our investments on integrated refining and petrochemical platforms. Since the sale of our British retail network in 2011, the Lindsey refinery hasn’t been part of Total’s downstream system, it will be put to better use within the Prax Group; an independent player with a growing UK network. After considering several options for the future of the Lindsey site, Total chose the one that best protects local jobs,” commented Bernard Pinatel, President of Total Refining & Chemicals.

The sale should be finalized by the end of the year, once the conditions of the sale have been satisfied.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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